Exhibit 99.2

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST
Notice of Articles
BUSINESS CORPORATIONS ACT

NOTICE OF ARTICLES

Name of Company:

ROGERS COMMUNICATIONS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
2900 - 550 BURRARD STREET	2900 - 550 BURRARD STREET
VANCOUVER BC V6C 0A3	VANCOUVER BC V6C 0A3
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
2900 - 550 BURRARD STREET	2900 - 550 BURRARD STREET
VANCOUVER BC V6C 0A3	VANCOUVER BC V6C 0A3
CANADA	CANADA

Page: 1 of 5

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
PETERSON HON., DAVID ROBERT

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
ROGERS, EDWARD S.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
LIND, PHILIP BRIDGMAN

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Marcoux, Isabelle

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
ROGERS, LORETTA ANNE

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
HORN, ALAN D.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

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Last Name, First Name, Middle Name:
Gemmell, Robert Joseph

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
ROGERS, MELINDA M.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
MacDonald, John A.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
CLAPPISON, JOHN H.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Rogers, Martha L.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Brooks, Bonnie R.

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Page: 3 of 5

Last Name, First Name, Middle Name:
Jacob, Ellis

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA
Last Name, First Name, Middle Name:
Dépatie, Robert

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Natale, Joseph

Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

May 27, 2004

May 27, 2004

September 28, 2007

September 29, 2009

April 24, 2012

AUTHORIZED SHARE STRUCTURE

1.	112,474,388	Class A Voting Shares	Without Par Value

			With Special Rights or Restrictions attached

— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —

2.	1,400,000,000	Class B Non-Voting Shares	Without Par Value

			With Special Rights or
			Restrictions attached

— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —

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3. 400,000,000		Preferred Shares	Without Par Value

			With Special Rights or Restrictions attached

— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —

1.	150,000	Series XXVII Preferred Shares	Special Rights or
			Restrictions are attached

2.	1,000,000	Series XXX Preferred Shares	Special Rights or
			Restrictions are attached

3.	300,000	Series XXXI Preferred Shares	Special Rights or
			Restrictions are attached

4.	1,000,000	Series XXXIV Preferred Shares	Special Rights or
			Restrictions are attached

5.	10,000,000	Series XXXV Preferred Shares	Special Rights or
			Restrictions are attached

6.	1,000,000	Series XXXVI Preferred Shares	Special Rights or
			Restrictions are attached

Page: 5 of 5